UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OWL ROCK CAPITAL CORPORATION
 (Name of Issuer)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

Not Applicable
 (CUSIP Number)

December 31, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]            Rule 13d-1(b)

[    ]            Rule 13d-1(c)

[    ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 10

CUSIP No. [Not Applicable]	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
BLUE POOL CAPITAL LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,723,867

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,723,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,723,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI, OO

CUSIP No. [Not Applicable]	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
BLUE POOL MANAGEMENT LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,723,867

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,723,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,723,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. [Not Applicable]	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
ALEXANDER GUSTAV LENNART WEST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,723,867

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,723,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,723,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. [Not Applicable]	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
OLIVER PAUL WEISBERG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,723,867

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,723,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,723,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 6 of 13 Pages

Item 1(a).	Name of Issuer:

Owl Rock Capital Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

245 Park Avenue, 41st Floor, New York, New York 10167

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Blue Pool Capital Limited (“BPCL”);
ii)	Blue Pool Management Ltd. (“BPM”);
iii)	Alexander Gustav Lennart West (“Mr. West”); and
iv)	Oliver Paul Weisberg (“Mr. Weisberg”).

This Statement relates to Shares (as defined herein) held for the account of PSPEF Limited (“PSPEF”), a company limited by shares incorporated in the British Virgin Islands.  BPCL provides investment advisory services to the investment manager of PSPEF, and, in such capacity, exercises voting and investment power over the Shares held for the account of PSPEF.  BPM is the sole shareholder of BPCL.  Each of Mr. West and Mr. Weisberg is a shareholder and a director of BPM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 3208 Two Exchange Square, Central, Hong Kong.

Item 2(c).	Citizenship:

i)	BPCL is a company incorporated in Hong Kong;
ii)	BPM is an exempted company incorporated with limited liability in the Cayman Islands;
iii)	Mr. West is a citizen of Sweden; and
iv)	Mr. Weisberg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

This Item 2(e) is not applicable.

Page 7 of 13 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of 3,723,867 Shares held by PSPEF.  This amount excludes a fractional share interest held by the Reporting Persons.

Item 4(b)	Percent of Class:

As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of approximately 3.8% of Shares outstanding (based on approximately 97,959,594 Shares outstanding as of December 31, 2017, based on information from the Issuer).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,723,867
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,723,867

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

SCHEDULE 13G

Page 8 of 13 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Blue Pool Capital Limited, registered with and licensed by the Securities and Futures Commission of Hong Kong to conduct Type 9 regulated activities (asset management), is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE POOL CAPITAL LIMITED

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Partner and General Counsel

BLUE POOL MANAGEMENT LTD.

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Attorney-in-fact for each of Alexander Gustav Lennart West and Oliver Paul Weisberg, Directors of Blue Pool Management Ltd.

ALEXANDER GUSTAV LENNART WEST

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Attorney-in-fact

OLIVER PAUL WEISBERG

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Attorney-in-fact

February 13, 2018

Page 10 of 13 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11
B	Power of Attorney: Alexander Gustav Lennart West	12
C	Power of Attorney: Oliver Paul Weisberg	13

Page 11 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Owl Rock Capital Corporation dated as of February 13, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BLUE POOL CAPITAL LIMITED

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Partner and General Counsel

BLUE POOL MANAGEMENT LTD.

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Attorney-in-fact for each of Alexander Gustav Lennart West and Oliver Paul Weisberg, Directors of Blue Pool Management Ltd.

ALEXANDER GUSTAV LENNART WEST

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Attorney-in-fact

OLIVER PAUL WEISBERG

By:	/s/ Henry Li
	Name:	Henry Li
	Title:	Attorney-in-fact

February 13, 2018

Page 12 of 13 Pages

EXHIBIT B
POWER OF ATTORNEY

Know all by these present, that I, Alexander Gustav Lennart West, hereby make, constitute and appoint Henry Li, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Director of Blue Pool Management Ltd., an exempted company incorporated with limited liability in the Cayman Islands, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation, (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto; (b) any joint filing agreements pursuant to Rule 13d-1(k) under the Act; and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5, and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in full force and effect until the earlier of it being (a) revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined herein as of a later date.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of January 2017.

/s/ Alexander Gustav Lennart West
Alexander Gustav Lennart West

Page 13 of 13 Pages

EXHIBIT C
POWER OF ATTORNEY

Know all by these present, that I, Oliver Paul Weisberg, hereby make, constitute and appoint Henry Li, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Director of Blue Pool Management Ltd., an exempted company incorporated with limited liability in the Cayman Islands, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation, (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto; (b) any joint filing agreements pursuant to Rule 13d-1(k) under the Act; and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5, and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in full force and effect until the earlier of it being (a) revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined herein as of a later date.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of January 2017.

/s/ Oliver Paul Weisberg
Oliver Paul Weisberg